January 5, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:    Nandini Acharya

Re:	Radient Pharmaceuticals Corporation
Pre-effective Amendment No. 2 to Registration Statement on Form S-3
Filed January 5, 2010
File No. 333-162436

Dear Mrs. Acharya:

We filed Pre-effective Amendment No. 2 to Registration Statement on Form S-3 on January 5, 2010.  We hereby request that the Registration Statement be declared effective at 10:00 am January 7, 2010.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Radient Pharmaceuticals Corporation

/s/ Akio Ariura
By: Akio ariura
CFO & COO